Mail Stop 4561

February 19, 2009

Mr. Hugo Goldman
Chief Financial Officer
Retalix Ltd.
10 Zarhin Street
Ra'anana 43000, Israel

      Re: **Retalix Ltd.**
            Form 20-F for the Fiscal Year Ended December 31, 2007
            File No. 000-29742

Dear Mr. Goldman:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Mark Kronforst
            Accounting Branch Chief